ICON Reports Second Quarter 2025 Results

Highlights

•Gross business wins in the quarter of $2,966 million, representing an increase of 10.6% on quarter one 2025.

•Net business wins in the quarter of $2,057 million; a net book to bill in the quarter of 1.02.

•Quarter two revenue was $2,017.4 million representing an increase of 0.8% on quarter one 2025.

•Net income for the quarter was $183.0 million or $2.30 per diluted share, an increase of 30.7% on quarter two 2024 diluted earnings per ordinary share.

•Quarter two adjusted EBITDA was $396.0 million or 19.6% of revenue, representing an increase of 1.4% on quarter one 2025.

•Quarter two adjusted net income was $259.5 million or $3.26 per diluted ordinary share.

•Net debt was $3.0 billion at June 30, 2025 with a net debt to adjusted EBITDA ratio of 1.9x.

•$250.0 million worth of stock repurchased in quarter two at an average price of $146 per share.

•Board of Directors authorized expansion of $500 million to current share repurchase program, bringing the remaining total value of authorized share repurchases to $1 billion to be opportunistically deployed.

•Amending full-year 2025 financial revenue guidance to a range of $7,850 - $8,150 million, an increase of $50 million at the midpoint from the prior full-year guidance range. Updating full-year 2025 adjusted diluted earnings per share* guidance to a range of $13.00 - $14.00. Adjusted diluted earnings per share to exclude amortization, stock compensation, restructuring, foreign exchange, transaction-related / integration-related adjustments and their related taxation effect.

Dublin, Ireland, July 23, 2025 – ICON plc (NASDAQ: ICLR), a world-leading clinical research organization powered by healthcare intelligence, today reported its financial results for the second quarter ended June 30, 2025.

CEO, Dr. Steve Cutler commented, “ICON made solid progress in quarter two despite the continuing challenges within the clinical development and macro-economic environments. ICON’s innovative solutions continue to resonate with customers, leading to strong progression in gross business wins in the quarter, which increased 11% sequentially over quarter one.

We are updating our full-year financial guidance and now expect full-year revenue to be in the range of $7,850 - $8,150 million, an increase of approximately 1% at the midpoint from our prior full-year revenue guidance range. Additionally, we expect adjusted diluted earnings per share to be in the range of $13.00 - $14.00, reflecting increased pass-through revenue expectations, alongside continued strong cost management across our business."

Second Quarter 2025 Results

Gross business wins in the second quarter were $2,966 million and cancellations were $909 million. This resulted in net business wins of $2,057 million and a book to bill of 1.02.

Revenue for the second quarter was $2,017.4 million. This represents a decrease of 4.8% on quarter two 2024 or a 5.6% decrease on a constant currency basis.

GAAP net income was $183.0 million, resulting in $2.30 diluted earnings per share in quarter two 2025 compared to $1.76 diluted earnings per share in quarter two 2024, an increase of 30.7% year over year. Adjusted net income for the quarter was $259.5 million, resulting in an adjusted diluted earnings per share of $3.26 compared to $3.75 per share for the second quarter 2024.

Adjusted EBITDA for the second quarter was $396.0 million or 19.6% of revenue, a decrease of 12.1% on quarter two 2024.

The effective tax rate on adjusted net income in quarter two 2025 was 16.5%.

Cash generated from operating activities for the quarter was $146.2 million. During the quarter $32.3 million was spent on capital expenditure. $250.0 million worth of stock was repurchased at an average price of $146 per share. Additionally, $7.4 million of Term Loan B payments were made during the quarter. At June 30, 2025, the Group had cash and cash equivalents of $390.4 million, compared to cash and cash equivalents of $526.7 million at March 31, 2025 and $506.6 million at June 30, 2024. Net indebtedness as at June 30, 2025 was $3.0 billion.

Year to date 2025 Results

Gross business wins year to date were $5,647 million and cancellations were $1,568 million. This resulted in net business wins of $4,079 million and a book to bill of 1.01.

Revenue year to date was $4,018.7 million. This represents a year on year decrease of 4.6% or 4.4% on a constant currency basis.

GAAP net income year to date was $337.1 million, resulting in $4.20 diluted earnings per share. Year to date adjusted net income was $517.8 million, resulting in an adjusted diluted earnings per share of $6.45 compared to $7.22 per share for the equivalent prior year period.

Adjusted EBITDA year to date was $786.7 million or 19.6% of revenue, a year on year decrease of 12.0%.

The effective tax rate on adjusted net income year to date was 16.5%.

Other Information

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), this press release contains certain non-GAAP financial measures, including adjusted EBITDA, adjusted net income and adjusted diluted earnings per share. Adjusted EBITDA, adjusted net income and adjusted diluted earnings per share exclude amortization, stock compensation, foreign exchange gains and losses, restructuring, transaction-related / integration-related adjustments and their related taxation effect. While non-GAAP financial measures are not superior to or a substitute for the comparable GAAP measures, ICON believes certain non-GAAP information is useful to investors for historical comparison purposes.

ICON will hold a conference call on July 24, 2025 at 08:00 EDT [13:00 Ireland & UK]. This call and linked slide presentation can be accessed live from our website at http://investor.iconplc.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under “Investors”. This calendar will be updated regularly.

This press release contains forward-looking statements, including statements about our financial guidance. These statements are based on management's current expectations and information currently available, including current economic and industry conditions.  These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release.  The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as other economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, F-4, S-8, F-3 and certain other reports, which are available on the SEC's website at http://www.sec.gov.

* Our full-year 2025 guidance adjusted diluted earnings per share measures are provided on a non-GAAP basis because the company is unable to predict with a reasonable degree of certainty certain items contained in the GAAP measures without unreasonable efforts. For the same reasons, the company is unable to address the probable significance of the unavailable information.

ICON plc is a world-leading clinical research organization powered by healthcare intelligence. From molecule to medicine, we advance clinical research providing outsourced services to pharmaceutical, biotechnology, medical device and government and public health organizations. We develop new innovations, drive emerging therapies forward and improve patient lives. With headquarters in Dublin, Ireland, ICON employed approximately 39,900 employees in 95 locations in 55 countries as at June 30, 2025. For further information about ICON, visit: www.iconplc.com.

Source: ICON plc
Contact: Investor Relations +1 888 381 7923
Nigel Clerkin Chief Financial Officer +353 1 291 2000
Kate Haven Vice President Investor Relations +1 888 381 7923
All at ICON
ICON/ICLR-F

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND JUNE 30, 2024
(UNAUDITED)

	Three Months Ended		Six Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
	(in thousands, except share and per share data)

Revenue	$2,017,357	$2,120,159	$4,018,689	$4,210,545

Costs and expenses:
Direct costs	1,455,758	1,493,600	2,898,437	2,964,967
Selling, general and administrative	205,006	194,458	403,390	371,808
Depreciation and amortization	97,718	149,635	193,676	298,816
Transaction and integration related	6,717	6,820	12,121	13,811
Restructuring	42,950	45,789	82,296	45,789
Total costs and expenses	1,808,149	1,890,302	3,589,920	3,695,191

Income from operations	209,208	229,857	428,769	515,354
Interest income	2,054	1,237	3,856	3,167
Interest expense	(50,151)	(60,840)	(97,760)	(132,505)

Income before income tax benefit / (expense)	161,111	170,254	334,865	386,016
Income tax benefit / (expense)	21,861	(23,344)	2,258	(51,668)
Net income	$182,972	$146,910	$337,123	$334,348

Net income per Ordinary Share:

Basic	$2.31	$1.78	$4.22	$4.04
Diluted	$2.30	$1.76	$4.20	$4.02

Weighted average number of Ordinary Shares outstanding:

Basic	79,245,448	82,738,765	79,899,091	82,658,984
Diluted	79,547,444	83,360,841	80,235,900	83,260,144

ICON plc
CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT JUNE 30, 2025 AND DECEMBER 31, 2024
(UNAUDITED)

	June 30, 2025	December 31, 2024
ASSETS	(in thousands)
Current assets:
Cash and cash equivalents	$390,396	$538,785
Accounts receivable, net of allowance for credit losses	1,367,255	1,401,989
Unbilled revenue	1,244,560	1,286,274
Other receivables	80,637	79,487
Prepayments and other current assets	143,263	140,435
Income taxes receivable	83,292	83,523
Total current assets	$3,309,403	$3,530,493

Non-current assets:
Property, plant and equipment, net	377,979	382,879
Goodwill	9,092,410	9,051,410
Intangible assets, net	3,443,096	3,559,792
Operating right-of-use assets	140,352	147,602
Other receivables	85,032	72,796
Deferred tax asset	86,275	74,758
Investments in equity	67,743	57,948
Total Assets	$16,602,290	$16,877,678

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$94,503	$173,025
Unearned revenue	1,514,442	1,614,758
Other liabilities	898,909	923,603
Income taxes payable	19,347	55,258
Current bank credit lines, loan facilities and notes	29,762	29,762
Total current liabilities	$2,556,963	$2,796,406

Non-current liabilities:
Non-current bank credit lines, loan facilities and notes, net	3,384,488	3,396,398
Lease liabilities	132,713	140,085
Non-current other liabilities	97,057	83,470
Non-current income taxes payable	100,916	125,834
Deferred tax liability	775,066	812,486
Commitments and contingencies	—	—
Total Liabilities	$7,047,203	$7,354,679

Shareholders' Equity:
Ordinary shares, par value 6 euro cents per share; 100,000,000 shares authorized,
77,772,130 shares issued and outstanding at June 30, 2025 and
80,756,860 shares issued and outstanding at December 31, 2024	6,390	6,586
Additional paid-in capital	7,054,324	7,020,231
Other undenominated capital	1,506	1,304
Accumulated other comprehensive loss	(68,763)	(229,929)
Retained earnings	2,561,630	2,724,807
Total Shareholders' Equity	$9,555,087	$9,522,999
Total Liabilities and Shareholders' Equity	$16,602,290	$16,877,678

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND JUNE 30, 2024
(UNAUDITED)

	Six Months Ended
	June 30, 2025	June 30, 2024
	(in thousands)
Cash flows provided by operating activities:
Net income	$337,123	$334,348

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	193,676	298,816
Impairment of operating right-of-use assets and related property, plant and equipment	5,573	12,559
Reduction in carrying value of operating right-of-use assets	18,977	19,367
Amortization of financing costs and debt discount	2,971	20,604
Stock compensation expense	27,610	28,145
Deferred tax benefit	(46,095)	(61,239)
Unrealized foreign exchange movements	34,777	13,761
Other non-cash items	15,266	12,463
Changes in operating assets and liabilities:
Accounts receivable	24,374	198,749
Unbilled revenue	36,040	(287,183)
Unearned revenue	(122,306)	(52,081)
Other net assets and liabilities	(113,545)	7,356
Net cash provided by operating activities	414,441	545,665

Cash flows used in investing activities:
Purchase of property, plant and equipment	(61,185)	(63,440)
Purchase of subsidiary undertakings (net of cash acquired)	(2,537)	(7,831)
Movement of available for sale investments	—	1,954
Proceeds from investments in equity	561	1,373
Purchase of investments in equity	(12,330)	(5,621)
Net cash used in investing activities	(75,491)	(73,565)

Cash flows used in financing activities:
New Notes issue costs	—	(11,679)
Drawdown of credit lines and loan facilities	50,000	2,192,480
Repayment of credit lines and loan facilities	(64,881)	(2,537,882)
Proceeds from exercise of equity compensation	6,498	21,645
Share issue costs	(9)	(14)
Repurchase of ordinary shares	(500,000)	—
Share repurchase costs	(300)	—
Net cash used in financing activities	(508,692)	(335,450)

Effect of exchange rate movements on cash	21,353	(8,199)
Net (decrease) / increase in cash and cash equivalents	(148,389)	128,451
Cash and cash equivalents at beginning of period	538,785	378,102
Cash and cash equivalents at end of period	$390,396	$506,553

ICON plc
RECONCILIATION OF NON-GAAP MEASURES
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND JUNE 30, 2024
(UNAUDITED)

	Three Months Ended		Six Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
	(in thousands, except share and per share data)

Adjusted EBITDA
Net income	$182,972	$146,910	$337,123	$334,348
Income tax (benefit) / expense	(21,861)	23,344	(2,258)	51,668
Net interest expense	48,097	59,603	93,904	129,338
Depreciation and amortization	97,718	149,635	193,676	298,816
Stock-based compensation expense (a)	15,433	14,964	27,727	28,145
Foreign currency losses/(gains), net (b)	24,015	3,340	42,110	(7,474)
Restructuring (c)	42,950	45,789	82,296	45,789
Transaction and integration related costs (d)	6,717	6,820	12,121	13,811
Adjusted EBITDA	$396,041	$450,405	$786,699	$894,441

Adjusted net income and adjusted diluted net income per Ordinary Share
Net income	$182,972	$146,910	$337,123	$334,348
Income tax (benefit) / expense	(21,861)	23,344	(2,258)	51,668
Amortization	59,057	116,489	118,003	232,987
Stock-based compensation expense (a)	15,433	14,964	27,727	28,145
Foreign currency losses/(gains), net (b)	24,015	3,340	42,110	(7,474)
Restructuring (c)	42,950	45,789	82,296	45,789
Transaction and integration related costs (d)	6,717	6,820	12,121	13,811
Transaction-related financing costs (e)	1,506	16,697	2,971	20,604
Adjusted tax expense (f)	(51,280)	(61,768)	(102,315)	(118,780)
Adjusted net income	$259,509	$312,585	$517,778	$601,098

Diluted weighted average number of Ordinary Shares outstanding	79,547,444	83,360,841	80,235,900	83,260,144

Adjusted diluted net income per Ordinary Share	$3.26	$3.75	$6.45	$7.22

(a)Stock-based compensation expense represents the amount of expense related to the company’s equity compensation programs (inclusive of employer related taxes).
(b)Foreign currency losses/(gains), net relates to losses or gains that arise in connection with the revaluation, or settlement, of non-US dollar denominated assets and liabilities. We exclude these losses and gains from adjusted EBITDA and adjusted net income because fluctuations from period- to- period do not necessarily correspond to changes in our operating results.
(c)Restructuring relates to charges incurred in connection with the company's realignments of its workforce, with the elimination of redundant positions as well as reviewing its global office footprint and optimizing its locations to best fit the requirements of the company.
(d)Transaction and integration related costs include expenses associated with our acquisitions and any other costs incurred directly related to the integration of these acquisitions.
(e)Transaction-related financing costs includes costs incurred in connection with changes to our long-term debt and amortization of financing fees. We exclude these costs from adjusted EBITDA and adjusted net income because they result from financing decisions rather than from decisions made related to our ongoing operations.
(f)Represents the tax effect of adjusted pre-tax income at our estimated effective tax rate.

ICON plc

Contact:	Investor Relations +1 888 381 7923
Nigel Clerkin Chief Financial Officer +353 1 291 2000
Kate Haven Vice President Investor Relations +1 888 381 7923
http://www.iconplc.com